Filed by Sanuwave Health, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Sanuwave Health, Inc.
Commission File No.: 000-52985

The following press release was released by Sanuwave Health, Inc. on January 22, 2024.

Sanuwave Announces Special Meeting of Stockholders to Vote on Business Combination with SEP Acquisition Corp. (Nasdaq: SEPA)

EDEN PRAIRIE, MN, January 22, 2024 (GLOBE NEWSWIRE) -- via NewMediaWire -- Sanuwave Health, Inc. (the "Company" or "Sanuwave”) (OTCQB: SNWV), a leading provider of next-generation FDA-approved wound care products, today announced the Company is holding a special meeting of stockholders on February 21, 2024 at 10:00 a.m. CT (11:00 a.m. ET) to vote on the previously announced merger with SEP Acquisition Corp (“SEPA”).

Sanuwave announced on August 23, 2023 that the Company entered into an Agreement and Plan of Merger with Sweat Equity Partners and Mercury Life Sciences-affiliated SEPA. Upon closing, the combined company is expected to trade on the Nasdaq Capital Market under the symbol “SNWV”.

The Company has commenced mailing proxy materials to stockholders to vote on proposals related to the merger with SEPA. Stockholders of record at the close of business on January 10, 2023 will be entitled to vote at the special meeting.

The Company’s board of directors unanimously recommends that stockholders vote “FOR” the merger proposal.

“Speaking for the Company and its board of directors, we’re all extremely excited about this transaction and see it as the freeing move to put the company upon a sound financial footing, simplify the capital structure, and to move up to the Nasdaq Capital Markets, said Sanuwave CEO Morgan Frank.  “This will allow us to focus on rapid, profitable growth and to garner an equity valuation that reflects the performance of our business.  My deep thanks to the Sanuwave team and all those who have helped us get here.”

About SANUWAVE

Sanuwave Health is focused on the research, development, and commercialization of its patented, non-invasive and biological response-activating medical systems for the repair and regeneration of skin, musculoskeletal tissue, and vascular structures.

Sanuwave’s end-to-end wound care portfolio of regenerative medicine products and product candidates help restore the body’s normal healing processes. Sanuwave applies and researches its patented energy transfer technologies in wound healing, orthopedic/spine, aesthetic/cosmetic, and cardiac/endovascular conditions.

Forward-Looking Statements

This press release may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Sanuwave’s and SEPA’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements may include, without limitation, the satisfaction of the closing conditions to the proposed merger and related transactions (the “Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 23, 2023 (the “Merger Agreement”), by and among SEPA, SEP Acquisition Holdings Inc., a Nevada corporation and a wholly owned subsidiary of SEPA, and Sanuwave; the timing of the closing of the Transactions; and expected results for the combined company. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside the control of Sanuwave and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the inability to consummate the Transactions, including due to any failure to obtain approval of the stockholders of Sanuwave or SEPA or other conditions to the closing in the Merger Agreement, such as the requirement that SEPA shall have at least $12.0 million at closing resulting from proceeds of (a) SEPA’s Class A common stock that has not been redeemed and (b) a private placement; (3) delays in obtaining or the inability to obtain any necessary regulatory approvals required to complete the Transactions; (4) the inability to obtain or maintain the listing of SEPA’s securities on Nasdaq following the Transactions; (5) costs related to the Transactions; (6) changes in applicable laws or regulations; (7) the possibility that Sanuwave or SEPA may be adversely affected by other economic, business, and/or competitive factors; and (8) other risks and uncertainties identified in the proxy statement of Sanuwave and the proxy statement/prospectus of SEPA relating to the Transactions, including those under “Risk Factors” therein, and in other filings with the Securities and Exchange Commission (the “SEC”) made by Sanuwave and SEPA. Sanuwave and SEPA caution that the foregoing list of factors is not exclusive, and caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Sanuwave nor SEPA undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

Readers are referred to the most recent reports filed with the SEC by Sanuwave. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and Sanuwave undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information About the Transactions and Where to Find It

Sanuwave and SEPA will file relevant materials with the SEC, including a Form S-4 registration statement filed by SEPA, which includes a prospectus with respect to SEPA’s securities to be issued in connection with the proposed Merger and a proxy statement with respect to SEPA’s stockholder meeting at which SEPA’s stockholders will be asked to vote on the proposed Merger and related matters. In addition, Sanuwave has filed a proxy statement with respect to Sanuwave’s stockholder meeting at which Sanuwave’s stockholders will be asked to vote on the proposed Merger and related matters.  SANUWAVE’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE FORM S-4 AND THE AMENDMENTS THERETO AND THE PROXY STATEMENT AND OTHER INFORMATION FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS, AS THESE MATERIALS CONTAIN IMPORTANT INFORMATION ABOUT SANUWAVE, SEPA AND THE TRANSACTIONS. The proxy statement and other relevant materials for the Transactions are being mailed to stockholders of Sanuwave as of the record date established for voting on the proposed Merger and related matters. The final Form S-4 registration statement and definitive proxy statements and other relevant materials in connection with the Transactions, and any other documents filed by Sanuwave or SEPA with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov). In addition, the documents filed by Sanuwave may be obtained free of charge from Sanuwave at https://Sanuwave.com/. Sanuwave’s stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to Sanuwave at 11495 Valley View Road, Eden Prairie, Minnesota 55344, or by calling (770) 419-7525.

Participants in Solicitations

Sanuwave and SEPA and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Sanuwave’s common stock in respect of the proposed Transactions. Sanuwave’s stockholders and other interested persons may obtain more detailed information regarding the names and interests in the Transactions of Sanuwave’s directors and executive officers in Sanuwave’s and SEPA’s filings with the SEC, including the Form S-4 registration statement and the definitive proxy statements. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Transactions. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contact: investors@Sanuwave.com